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                                                                    EXHIBIT 18.1

March 15, 2006

Mittal Steel USA
One South Dearborn Street
Chicago, IL 60603

Dear Sirs/Madams:

We have audited the financial statements of Mittal Steel USA as of December 31, 2005, and for the year ended December 31, 2005, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 15, 2006, which expresses an unqualified opinion and includes an explanatory paragraph concerning the change in accounting for inventory from the first-in-first-out (FIFO) to the last-in-first-out (LIFO) method. Note 2(g) to such financial statements contains a description of your adoption during the year ended December 31, 2005 of the change in accounting for inventory from the FIFO to the LIFO method. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois